

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

November 5, 2008

Mr. Richard A. O'Leary
Interim Chief Financial Officer
International Flavors & Fragrances Inc.
521 West 57th Street
New York, NY 10019

> **RE:** **Form 10-K for the fiscal year ended December 31, 2007**
> **Forms 10-Q for the periods ended March 31, 2008, June 30, 2008 and**
> **September 30, 2008**
> **File No. 1-4858**

Dear Mr. O'Leary:

We have limited our review to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

General

2. Please discuss in your MD&A any important tax strategies that you undertake related to the recognition of deferred tax assets. Also, please disclose the reasons for and changes in the valuation allowance for each period presented.

Item 8 - Financial Statements

Consolidated Statement of Shareholders' Equity, page 44

3. Please include a column that reconciles the changes between periods in the number of common shares issued.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, page 45

General

4. Please disclose the line item(s) in which you include depreciation and amortization, as well as the amounts included in each line item for each period presented. If you do not allocate depreciation and amortization to cost of goods sold, please revise your presentation to comply with SAB Topics 11:B and 7:D and remove any presentations of gross profit throughout the filing.

Note 8 – Borrowings, page 50

5. We note your disclosure on page 26 that your revolving credit agreement contains various covenants. Please provide a tabular presentation of the required ratios as well as your actual ratios as of each reporting date for all covenants which are material to an understanding of your financial structure. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary.

Note 16 – Commitments and Contingencies, page 65

6. We note your disclosure on page 10 regarding claims against you of alleged respiratory illness due to workplace exposure to flavor ingredients. Please disclose the amounts of damages alleged regarding the respiratory illness cases. Also, disclose the range of loss in excess of amounts accrued or state that such an estimate cannot be made. See paragraphs 8-10 of SFAS 5.

<u>FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008</u>

<u>General</u>

7. Please address the above comments in your interim filings as well.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief